UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-39364

BlueCity Holdings Limited
(Exact name of registrant as specified in its charter)

Block 2 Tower B Room 028 No. 22 Pingguo Shequ, Bai Zi Wan Road Chaoyang District, Beijing 100022 People’s Republic of China Telephone: +86 10 5876-9855
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Class A Ordinary Shares, par value US$0.0001 per share American Depositary Shares, each two representing one Class A Ordinary Share
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:      one

Pursuant to the requirements of the Securities Exchange Act of 1934, BlueCity Holdings Limited has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

BlueCity Holdings Limited
Date: August 22, 2022
	By:	/s/ Junchen Sun
	Name:	Junchen Sun
	Title:	Chief Financial Officer